Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF DESIGNATIONS OF
SENIOR CONVERTIBLE PREFERRED STOCK OF
VENUS CONCEPT INC.

Venus Concept Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies that:

FIRST:  The Corporation’s Certificate of Designations of Senior Convertible Preferred Stock (the “Certificate of Designations”) was filed with the Secretary of State of the State of Delaware on May 15, 2023.

SECOND:  The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141(f) of the DGCL and the Corporation’s bylaws, as currently in effect, adopted resolutions to amend the Certificate of Designations as follows (collectively, the “Amendment”):

Article 1 of the Certificate of Designations is amended to add the following definitions (in accordance with alphabetical order):

“Per Share Voting Amount” means, as of a specified time and for each share of Senior Preferred, a number (rounded down to four decimal places) equal to the quotient of (a) the Total Voting Amount as of such time, divided by (b) the total number of shares of Senior Preferred issued and outstanding as of such time.

“Total Voting Amount” means, as of a specified time, a number (rounded down to the nearest whole number) equal to the product of (a) the quotient of (i) the aggregate Purchase Price paid for all shares of Senior Preferred issued and outstanding as of such time, divided by (ii) the highest Purchase Price paid by a Holder for a share of Senior Preferred prior to or as of such time, multiplied by (b) two.

Article 2, Section 5(a) of the Certificate of Designations is amended and restated in its entirety as follows:

“(a)         General. Except as otherwise required by applicable law, each Holder shall be entitled to vote on all matters submitted to holders of Common Stock and shall be entitled to a number of votes equal to the Per Share Voting Amount for each share of Senior Preferred held as of the record date for the determination of stockholders entitled to vote on such matter or, if no such record date is established, as of the date such vote is taken or any written consent of stockholders is solicited. Except as otherwise required by applicable law or as set forth in Article II, Section 5(b) below, the Holders shall vote together with the holders of Common Stock on all matters and shall not vote as a separate class.”

Article 2, Section 5(b) of the Certificate of Designations is amended and restated in its entirety as follows:

“(b)          Approval Rights. In addition to [the voting rights set forth in Article II, Section 5(a) above and] any approval rights that may be required by applicable law, the consent of the Holders representing a majority of the number of shares of Common Stock into which the outstanding shares of Senior Preferred are convertible (assuming for this purpose that each share of Senior Preferred is convertible into the Converted Stock Equivalent Amount), which for this purpose must include EW Healthcare Partners, LP or any of its Affiliates holding shares of Senior Preferred (the “Required Holders”), given in person or by proxy, either in writing or by vote, at a special or annual meeting, voting or consenting as a separate class, shall be necessary to: (i) increase the authorized number of shares of Senior Preferred; (ii) enter any agreement, contract or understanding or otherwise incur any obligation which by its terms would violate or be in conflict in any material respect with, or significantly and adversely affect, the powers, rights or preferences of the Senior Preferred designated hereunder; (iii) amend the Certificate of Incorporation or By-laws of the Corporation, if such amendment would significantly and adversely alter, change or affect the powers, preferences or rights of the Holders; (iv) cause the Corporation or any of its subsidiaries to, directly or indirectly, redeem, repurchase or declare or pay any dividend or other distribution (whether in cash, stock, property or otherwise) on any Capital Stock (provided, however, that no consent of the Required Holders shall be required pursuant to this Article II, Section 5(b)(iv) with respect to any redemption, repurchase, payment or other action that the Corporation is required to undertake pursuant to any agreement or instrument in effect on the date hereof and filed by the Corporation with the Securities and Exchange Commission (for the avoidance of doubt, disregarding any amendments or modifications made to any such agreements or instruments after the date hereof)); or (v) amend or waive any provision of this Certificate of Designations applicable to the Holders or the Senior Preferred.”

THIRD:  The Amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

FOURTH:  This Amendment shall become effective immediately upon filing.

FIFTH:  Except as amended pursuant to this Amendment, the Certificate of Designations shall remain in full force and effect.

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IN WITNESS WHEREOF, Venus Concept Inc. has caused this Amendment to be executed by its duly authorized officer on and as of this 21st day of June, 2023.

VENUS CONCEPT INC.

By:	/s/ Rajiv De Silva
Name: Rajiv De Silva
Title: CEO